Mail Stop 6010
      March 2, 2006

Mr. Peter J. Fischl
Chief Financial Officer
Infineon Technologies AG
St.-Martin-Strasse 53,
D-81669 Munich
Federal Republic of Germany

		RE: 	Infineon Technologies AG
      Form 20-F for the fiscal year ended September 30, 2005
			File No.  1-15000

Dear Mr. Fischl:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the year ended September 30, 2005

Note 16 - Long Term Investments, net, page F-29
1. We note your significant equity investments in AMTC, ALTIS, Hwa-
Ken, Inotera and Starcore. Please tell us what consideration you gave to providing separate audited financial statements of these non-consolidated subsidiaries as set forth in Rule 3-09 of Regulation S-
X. In your response, please provide us with the significance test calculations outlined at Rule 1-02(w)(1) and (3) of Regulation S-X for each of the joint venture investments outlined above for (and as
of) the years ended September 30, 2004 and 2005. We may have further comments after reviewing your response.



	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

      								Sincerely,

								Jay Webb
								Review Accountant


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Mr. Peter J. Fischl
Infineon Technologies AG
March 2, 2006
Page 3